UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Simcere Pharmaceutical Group
(Name of Issuer)
Ordinary Shares, par value US$0.01 per share
(Title of Class of Securities)
82859P 10 41
(CUSIP Number)
Weidong Ren
Simcere Pharmaceutical Group
No. 699-18 Xuan Wu Avenue, Xuan Wu District
Nanjing, Jiangsu Province 210042, The People’s Republic of China
Telephone: +86-25-8555-6666
with a copy to:
Leiming Chen
Simpson Thacher & Bartlett LLP
ICBC Tower, 35/F, 3 Garden Road, Central, Hong Kong
Tel: +852-2514-7630
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 15, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

(Continued on the following pages)

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

CUSIP No.	82859P 10 4	Page	2	of	8

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

CUSIP No.	82859P 10 4	Page	3	of	8

1	NAMES OF REPORTING PERSONS Jinsheng Ren

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO - See Item 3

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	The People’s Republic of China

	7	SOLE VOTING POWER

NUMBER OF		1,066,408

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		44,631,364

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,066,408

WITH	10	SHARED DISPOSITIVE POWER

		44,631,364

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	45,697,772

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	39.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	82859P 10 4	Page	4	of	8
     This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to Ordinary Shares, par value US$0.01 per share (“Ordinary Shares”), of Simcere Pharmaceutical Group (the “Issuer”). This Amendment supplementally amends the statement on Schedule 13D (the “Schedule 13D”) filed by Jinsheng Ren (“Mr. Ren” or the “Filing Person”), a citizen of the People’s Republic of China, with the Securities and Exchange Commission on February 9, 2009. Unless set forth below, the contents of all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed.
     The Filing Persons is filing this Amendment to report changes in his beneficial ownership of the Ordinary Shares.
Item 3. Source and Amount of Funds or Other Consideration
     Item 3 is hereby amended and restated in its entirety to read as follows:
     Mr. Ren has not purchased any Ordinary Shares that resulted in him acquiring beneficial ownership of more than 5% of the outstanding Ordinary Shares.
     Mr. Ren may be deemed to beneficially own 44,631,364 Ordinary Shares that are directly held by New Good Management Limited (“NGM”), a British Virgin Islands company, through his beneficial ownership of NGM shares.
     Mr. Ren has been a major shareholder of NGM since 2006. In connection with NGM’s sale of 11,820,000 Ordinary Shares on May 12, 2008, NGM repurchased some of its own shares from some of its other shareholders with the consideration it received from its sale of the Ordinary Shares and reduced the number of total outstanding NGM shares on May 18, 2008. Also on May 18, 2008, Mr. Ren transferred some of his NGM shares to Ms. Suqin Peng. As a result of the foregoing, on May 18, 2008, Mr. Ren’s percentage of beneficial ownership in NGM increased from approximately 49.1% to approximately 51.1%, and Mr. Ren became the controlling person of NGM. According to Rule 13d-3, Mr. Ren may be deemed to have acquired indirect beneficial ownership of the 50,381,556 Ordinary Shares that were directly held by NGM at the time.
     On May 7, 2009, pursuant to a share option exchange program approved by the compensation committee of the Issuer on April 15, 2009 (the “Exchange Program”), Mr. Ren was granted 2,665,988 restricted shares of the Issuer (the “Restricted Shares”) pursuant to the Issuer’s 2006 Stock Incentive Plan (the “Stock Incentive Plan”)(a copy of which is incorporated by reference as Exhibit 2 hereto), which are evidenced by a restricted stock award certificate (the “Restricted Stock Award Certificate”)(a copy of which is attached as Exhibit 3 hereto), in exchange for his outstanding share options to acquire 5,500,000 Ordinary Shares, which were granted to him in November 2006 pursuant to the Stock Incentive Plan and the nonqualified stock option agreement between the Issuer and Mr. Ren (the “Stock Option Agreement”)(a copy of which is incorporated by reference as Exhibit 1 hereto).
     On July 15, 2009, NGM transferred 5,750,192 Ordinary Shares to two companies owned by some of NGM’s other shareholders in exchange for NGM shares owned by such shareholders. Although Mr. Ren transferred some NGM shares that he owned indirectly to his adult son in June 2009, Mr. Ren continues to have voting power with respect to those NGM shares. Accordingly, Mr. Ren may be deemed to continue to be the controlling person of NGM and to have beneficial ownership of the 44,631,364 Ordinary Shares that NGM holds as of the date hereof.

CUSIP No.	82859P 10 4	Page	5	of	8
Item 4. Purpose of Transaction
     The third paragraph of Item 4 is hereby amended and restated in its entirety to read as follows:
     Mr. Ren may acquire additional securities of the Issuer, or dispose of all or any portion of his securities, in open market or privately negotiated transactions or otherwise. Any open market or privately negotiated purchases or sales may be made at any time without prior notice. Mr. Ren was granted share options to acquire 5,500,000 Ordinary Shares pursuant to the Stock Incentive Plan and the Stock Option Agreement in November 2006. Pursuant to the Exchange Program, Mr. Ren was granted 2,665,988 Restricted Shares in exchange for his outstanding share options to acquire 5,500,000 Ordinary Shares on May 7, 2009 and Mr. Ren entered into an election form and release agreement (the “Election and Release Agreement”)(a copy of which is attached as Exhibit 4 hereto) with the Issuer pursuant to an offering circular dated April 21, 2009 (the “Offering Circular”)(a copy of which is incorporated by reference as Exhibit 5 hereto).
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated in its entirety to read as follows:
     (a) As of the date hereof, Mr. Ren may be deemed to beneficially own in the aggregate 45,697,772 Ordinary Shares, representing approximately 39.8% of the outstanding Ordinary Shares of the Issuer (based on 113,674,686 Ordinary Shares outstanding as of July 16, 2009, as derived from the Issuer’s corporate records, and 1,066,408 vested but yet to be issued restricted shares held by Mr. Ren which are deemed to be outstanding for purpose of calculating Mr. Ren’s ownership percentage).
     Mr. Ren was granted share options to acquire 5,500,000 Ordinary Shares pursuant to the Stock Incentive Plan and the Stock Option Agreement in November 2006. Pursuant to the Exchange Program, Mr. Ren was granted 2,665,988 Restricted Shares on May 7, 2009 in exchange for his outstanding share options to acquire 5,500,000 Ordinary Shares. Of such Restricted Shares, 1,066,408 Restricted Shares have vested as of the date hereof and the remaining 1,599,580 Restricted Shares will vest in three approximately equal installments on each of November 15, 2009, 2010 and 2011.
     (b) Mr. Ren may be deemed to have shared voting and dispositive power over the 44,631,364 Ordinary Shares directly held by NGM. Mr. Ren may be deemed to share such voting and dispositive power with NGM. Mr. Ren may be deemed to have sole voting and dispositive power over the 1,066,408 Restricted Shares that are vested.
     NGM’s place of organization is British Virgin Islands. NGM’s principal business is investment holding. The address of NGM’s principal business and the address of its principal offices are No. 699-18 Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, The People’s Republic of China. To the best of Mr. Ren’s knowledge, during the last five years, NGM has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (c) Other than as set forth herein, there have been no transactions in Ordinary Shares by Mr. Ren during the last 60 days.
     (d) Not applicable.

CUSIP No.	82859P 10 4	Page	6	of	8
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 is hereby amended and restated in its entirety to read as follows:
     Mr. Ren is the controlling person and Chairman of the Board of Directors of NGM, which holds 44,631,364 Ordinary Shares. In connection with the grant of options by the Issuer to Mr. Ren, Mr. Ren entered into the Stock Option Agreement with the Issuer on December 1, 2006 pursuant to the Stock Incentive Plan. In connection with the grant of 2,665,988 Restricted Shares by the Issuer to Mr. Ren in exchange for Mr. Ren’s outstanding share options to acquire 5,500,000 Ordinary Shares, Mr. Ren entered into the Election and Release Agreement with the Issuer on May 7, 2009 pursuant to the Stock Incentive Plan and the Offering Circular. The Restricted Shares are evidenced by the Restricted Stock Award Certificate. Of such Restricted Shares, 1,066,408 Restricted Shares have vested as of the date hereof and the remaining 1,599,580 Restricted Shares will vest in three approximately equal installments on each of November 15, 2009, 2010 and 2011.
     Except as set forth herein, there are no contracts, arrangements, understandings or relationships between Mr. Ren and any other person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
     Item 7 is hereby amended and restated in its entirety to read as follows:
(1) Stock Option Agreement between Mr. Ren and the Issuer (incorporated by reference to Exhibit 1 from Mr. Ren’s Schedule 13D (File No. 005-83690), filed with the Securities and Exchange Commission on February 9, 2009)
(2) Simcere Pharmaceutical Group 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 from the Issuer’s F-1 registration statement (File No. 333-141539), as amended, initially filed with the Securities and Exchange Commission on March 23, 2007)
(3) Restricted Stock Award Certificate
(4) Election and Release Agreement between Mr. Ren and the Issuer
(5) Offering Circular (incorporated by reference to Exhibit 99.B from the Issuer’s Form CB (File No. 005-83690) filed with the Securities and Exchange Commission on April 21, 2009)

CUSIP No.	82859P 10 4	Page	7	of	8
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 27, 2009

/s/ Jinsheng Ren
Name:	Jinsheng Ren

CUSIP No.	82859P 10 4	Page	8	of	8

EXHIBIT INDEX

Exhibit	Title

Exhibit 1	Stock Option Agreement between Mr. Ren and the Issuer (incorporated by reference to Exhibit 1 from Mr. Ren’s Schedule 13D (File No. 005-83690), filed with the Securities and Exchange Commission on February 9, 2009)

Exhibit 2	Simcere Pharmaceutical Group 2006 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 from the Issuer’s F-1 registration statement (File No. 333-141539), as amended, initially filed with the Securities and Exchange Commission on March 23, 2007)

Exhibit 3	Restricted Stock Award Certificate

Exhibit 4	Election and Release Agreement between Mr. Ren and the Issuer

Exhibit 5	Offering Circular (incorporated by reference to Exhibit 99.B from the Issuer’s Form CB (File No. 005-83690) filed with the Securities and Exchange Commission on April 21, 2009)

Exhibit 3
SIMCERE PHARMACEUTICAL GROUP
2006 STOCK INCENTIVE PLAN
RESTRICTED STOCK AWARD CERTIFICATE
     THIS CERTIFICATE (the “Certificate”), is made effective as of the 7th day of May, 2009 and is issued to Jinsheng Ren (hereinafter called the “Participant”) pursuant to an exchange offer that commenced on April 21, 2009 (hereinafter called the “Offer”) whereby Simcere Pharmaceutical Group, a corporation incorporated in the Cayman Islands (hereinafter called the “Company”) offered to its eligible employees the right to exchange vested and unvested outstanding options to purchase Shares under the 2006 Stock Incentive Plan, (hereinafter called the “Stock Incentive Plan”) for restricted Shares. The Plan is incorporated herein by reference and made a part of this Certificate. Capitalized terms not otherwise defined herein shall have the same meanings as in the Plan.
     1.     Grant of the Restricted Shares. Subject to the terms and conditions of the Plan and the additional terms and conditions set forth in this Certificate, and pursuant to the Offer, in exchange for an option to purchase an aggregate of 5,500,000 Shares, which were granted by the Company to Participant on November 15, 2006 (hereinafter called the “Date of Cancelled Option Grant”), the Company hereby grants to the Participant a Restricted Stock Award consisting of 2,665,988 Shares (hereinafter called the “Restricted Shares”). The Restricted Shares shall vest and become nonforfeitable in accordance with Section 2 hereof.
     2.     Vesting
     (a)     1,066,408 Shares of the Restricted Shares shall immediately vest and become nonforfeitable and, subject to the Participant’s continued Employment with the Company, (i) nil of the Restricted Shares shall vest on the first anniversary of the Date of Cancelled Option Grant; (ii) nil of the Restricted Shares shall vest on the second anniversary of the Date of Cancelled Option Grant; (iii) 533,204 Shares of the Restricted Shares shall vest on the third anniversary of the Date of Cancelled Option Grant; (iv) 533,204 Shares of the Restricted Shares shall vest on the fourth anniversary of the Date of Cancelled Option Grant; and (v) 533,172 Shares of the Restricted Shares shall vest on the fifth anniversary of the Date of Cancelled Option Grant.
     (b)     If the Participant’s Employment with the Company is terminated for any reason, the Restricted Shares shall, to the extent not then vested, be forfeited by the Participant without consideration; provided however, that in special circumstances, the Board of Directors of the Company (the “Board”) may, after discussion, accelerate vesting of the unvested portion of the Restricted Shares at a ratio determined by the Board.
     (c)     Notwithstanding any other provision of this Certificate to the contrary, in the event of a Change in Control the Restricted Shares shall, to the extent not then vested and not previously forfeited, immediately become fully vested as contemplated by Section 9(b) of the Plan.

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     3.     Certificates. Certificates evidencing the Restricted Shares shall be issued by the Company and shall be registered in the Participant’s name on the stock transfer books of the Company promptly after the date hereof, but shall remain in the physical custody of the Company or its designee at all times prior to the vesting of such Restricted Shares pursuant to Section 2. As a condition to the receipt of this Restricted Stock Award, the Participant shall deliver to the Company a stock power, duly endorsed in blank, relating to the Restricted Shares. No certificates shall be issued for fractional Shares.
     4.     Rights as a Stockholder. The Participant shall be the record owner of the Restricted Shares until or unless such Restricted Shares are forfeited pursuant to Section 2 hereof, and as record owner shall be entitled to all rights of a common stockholder of the Company, including, without limitation, voting rights with respect to the Restricted Shares. Without limiting the generality of the foregoing, (i) no cash or in-kind dividends or other distributions shall be paid with respect to the Restricted Shares which have not previously vested, and (ii) the Restricted Shares shall be subject to the limitations on transfer and encumbrance set forth in Section 7 hereof. As soon as practicable following the vesting of any Restricted Shares pursuant to Section 2, certificates for the Restricted Shares which shall have vested shall be delivered to the Participant or to the Participant’s legal guardian or representative along with the stock powers relating thereto.
     5.     Legend on Certificates. The certificates representing the vested Restricted Shares delivered to the Participant as contemplated by Section 4 above shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan or the rules, regulations, and other requirements of the Securities and Exchange Commission, any stock exchange upon which such Shares are listed, and any applicable U.S. federal or state laws, and the Committee may cause a legend or legends to be put on any such certificates to make appropriate reference to such restrictions.
     6.     No Right to Continued Employment. The granting of the Restricted Shares evidenced by this Certificate shall impose no obligation on the Company or any Affiliate to continue the Employment of the Participant and shall not lessen or affect the Company’s or its Affiliate’s right to terminate the Employment of such Participant.
     7.     Transferability. The Restricted Shares may not, at any time prior to becoming vested pursuant to Section 2, be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Participant otherwise than by will or by the laws of descent and distribution, and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or any Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance. No such permitted transfer of the Restricted Shares to heirs or legatees of the Participant shall be effective to bind the Company unless the Committee shall have been furnished with written notice thereof and a copy of such evidence as the Committee may deem necessary to establish the validity of the transfer and the acceptance by the transferee or transferees of the terms and conditions hereof.
     8.     Withholding. The Participant may be required to pay to the Company or any Affiliate and the Company shall have the right and is hereby authorized to withhold, any

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applicable withholding taxes in respect of the Restricted Shares, their grant or vesting or any payment or transfer with respect to the Restricted Shares and to take such action as may be necessary in the opinion of the Committee to satisfy all obligations for the payment of such withholding taxes.
     9.     Securities Laws. Upon the vesting of any Restricted Shares, the Participant will make or enter into such written representations, warranties and agreements as the Committee may reasonably request in order to comply with applicable securities laws or with this Certificate.
     10.     Notices. Any notice necessary under this Certificate shall be addressed to the Company in care of its Secretary at the principal executive office of the Company and to the Participant at the address appearing in the personnel records of the Company for such Participant or to either party at such other address as either party hereto may hereafter designate in writing to the other. Any such notice shall be deemed effective upon receipt thereof by the addressee.
     11.     Choice of Law. This Certificate shall be governed by and construed in accordance with the laws of the state of New York.
     12.     Restricted Stock Award Subject to Plan. By accepting this Certificate the Participant agrees and acknowledges that the Participant has received and read a copy of the Plan. The Restricted Stock Award and the Restricted Shares granted hereunder are subject to the Plan. The terms and provisions of the Plan, as it may be amended from time to time, are hereby incorporated herein by reference. In the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of the Plan will govern and prevail.

Exhibit 4
SIMCERE PHARMACEUTICAL GROUP
OFFER TO EXCHANGE
STOCK OPTIONS FOR REPLACEMENT RESTRICTED SHARES
ELECTION FORM AND RELEASE AGREEMENT
Instructions:
•	Before you complete or return this Election Form and Release Agreement (“Election Form”), you should read the Offering Circular dated April 21, 2009 that accompanies this Election Form.
•	You may obtain a copy of the Offering Circular by calling or sending an email to Zhang Yinghui at +86 25 8556 6666 ext. 8848 or zhangyinghui@simcere.com or Ren Weidong at +86 25 8556 6666 ext. 8800 or renweidong@simcere.com. The Offering Circular contains important information about the terms and conditions and risks of the Offer and explains many of the terms used in this Election Form.
•	Capitalized terms that are used in this Election Form and that are not defined in this Election Form are defined in the Offering Circular.
•	After you have read the Offering Circular and this Election Form, please complete this Election Form and return it to Simcere. You may return this Election Form by mail, email, hand delivery (during normal business hours) to the following addresses:
Zhang Yinghui
Simcere Pharmaceutical Group
No. 699-18 Xuan Wu Avenue
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
Email address: zhangyinghui@simcere.com
or
Ren Weidong
Simcere Pharmaceutical Group
No. 699-18 Xuan Wu Avenue
Xuan Wu District, Nanjing
Jiangsu Province 210042
People’s Republic of China
Email address: renweidong@simcere.com
     If you choose to return the Election Form by email, you must scan the completed Election Form in its entirety and send it via email to one of the email addresses above.
•	For additional information, it is important that you read the Offering Circular.
•	DEADLINE: If you wish to accept the Offer, we must receive this Election Form at the above address or email address no later than 11:59 p.m., Beijing time, on May 6, 2009, unless we extend the deadline for the Offer. If we do not receive an Election Form from you prior to this deadline, you will be deemed to have rejected the Offer.

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A. Offer Election. I hereby (check the applicable box — if no election is checked, you will be deemed to have rejected the Offer and retain your Eligible Options):
☑	ACCEPT the Offer with respect to all of my Eligible Options. I further agree to be bound by the terms and conditions set forth in the Offering Circular, the release and the other terms and conditions set forth in Section C of this Election Form. (Sign and return this Election Form to Simcere.)

☐	REJECT the Offer. My Eligible Options will remain outstanding as described in the response to Question 16 in the Offering Circular. (Sign and return this Election Form to Simcere.)
B. Signature (All Persons). I hereby represent and confirm to Simcere that:
•	I have full power and authority to sign and deliver this Election Form and to tender any Eligible Options pursuant to the terms of the Offering Circular;
•	I have received and read, and I understand, the Offering Circular and the documents referenced in the Offering Circular, including this Election Form. The documents referenced in the Offering Circular (including this Election Form) are collectively referred to in this Election Form as the “Offer Documents”;
•	I have had adequate time and opportunity to ask questions of Simcere about the Offer and the Offer Documents, and to seek advice from my independent legal, tax and/or financial advisors concerning the Offer and the Offer Documents;
•	I understand that the Offer Documents contain all of the terms of the Offer in their entirety, and that I have not relied on any other documents or oral representations from Simcere or any of its officers, directors, employees, representatives, affiliates or agents in deciding to accept or reject the Offer;
•	Simcere has not made any recommendation to me as to whether I should accept or reject the Offer, and any election to accept the Offer is wholly voluntary;
•	the information set forth in my Individual Option Statement is correct; and
•	My election to accept or reject the Offer is correctly set forth in Section A above.
     I understand that the Offer will expire at 11:59 p.m., Beijing time, on May 6, 2009, unless Simcere subsequently extends the expiration time. The actual day and time on which the Offer will expire is referred to as the “Expiration Time” in this Election Form. I understand that I may not revoke my election to accept or reject the Offer after the Election Form has been received and accepted by Simcere and that I cannot change or withdraw my election once I have submitted the Election Form unless Simcere has modified the Offer in a material manner.
     I understand and agree that my employment with Simcere is and will continue to be on an at-will basis (subject to any express written employment contract), and that my employment status with Simcere is not affected in any way by the Offer or by anything contained in the Offer Documents.
     I also understand that if I alter or modify this Election Form in any way (other than by checking the box corresponding to my election in Section A and completing the signature block below), my alterations and/or modifications will not be effective and will not be binding on Simcere.
     The Offer and the Offer Documents shall be governed by and construed and enforced in accordance with the laws of the state of New York. In the event of any conflict or discrepancy between the English and Chinese versions of the Offer Documents, the English version shall prevail.

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     If I have accepted the Offer (as indicated in Section A of this Election Form) as to my Eligible Options, I agree to be bound by the terms and conditions of, and acknowledge that I have read and understand, the Offering Circular, the release and other terms and conditions set forth in Section C of this Election Form, which are hereby incorporated by reference.
C. Other Terms and Conditions (For Persons Accepting the Offer Only)
By accepting the Offer (by marking such election in Section A of this Election Form), and by my signature in this Election Form, I hereby agree with Simcere as follows:
•	Subject to all of the terms and conditions of the Offer, I hereby tender all of my Eligible Options (such exchanged options are referred to in this as “Cancelled Options”), and I agree that, subject to acceptance by Simcere, all of my Cancelled Options will automatically terminate effective on the first business day following the Expiration Time;
•	Upon acceptance of the Cancelled Options by Simcere, I, on my own behalf and on behalf of my heirs, dependents, executors, administrators and assigns, hereby release Simcere and its successors, assigns, affiliates, representatives, directors, officers and employees, past and present (collectively referred to in this Election Form as “Released Persons”), with respect to and from any and all claims, damages, agreements, obligations, actions, suits, proceedings and liabilities of whatever kind and nature, whether now known or unknown, suspected or unsuspected (collectively referred to in this Election Form as “Claims”), which I now own or hold or at any time previously owned or held against any of the Released Persons and that relate to or are in any way connected with the Cancelled Options. I acknowledge that I may later discover claims or facts that are in addition to or are different from those which I now know or believe to exist with respect to the Cancelled Options. Nevertheless, I hereby waive any Claim relating to or connected with the Cancelled Options that might arise as a result of such different or additional claims or facts. I fully understand the significance and consequence of this release.
•	I have not previously assigned or transferred to any person or entity (other than Simcere) any interest in my Cancelled Options, and I agree to defend, indemnify and hold harmless all Released Persons from and against any claim based on or in connection with any purported assignment or transfer.
•	The Offer Documents comprise the entire agreement and final understanding concerning the Offer and my Cancelled Options, and the Offer Documents supersede and replace all prior agreements, proposed or otherwise, whether written or oral, between Simcere and me concerning the subject matter thereof. Simcere will not be bound by any representation, promise or agreement that is not specifically contained in the Offer Documents.
•	Simcere reserves the right, under the circumstances set forth in the Offering Circular, to terminate or amend the Offer, or to postpone its acceptance and cancellation of any Cancelled Options.
•	If any provision of the Offer Documents (including this Election Form and the release) is found to be invalid, such finding will not affect the validity and enforceability of the other provisions of such documents, so long as the essential economic provisions of this Election Form and the Offer can still be given effect.
•	I agree to pay the par value of $0.01 per share of the Replacement Restricted Shares that I receive pursuant to the Offer and to make such payment no later than the time I sell such Replacement Restricted Shares.
•	I agree to cooperate fully and to execute any and all supplementary documents and to take all additional actions that may be necessary or appropriate to give full force to the basic terms and intent of this Election Form and the Offer and which are not inconsistent with the terms of the Offering Circular.

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     This form must be completed and signed in the space below. If the signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, the signer’s full title must be specified, and proper evidence of the authority of such person to act in such capacity must be submitted with this form.

SIGNATURE	PRINT NAME	DATE
/s/ Jinsheng Ren	Jinsheng Ren	May 6, 2009
FOR COMPANY USE ONLY
[To be completed by Simcere after the exchange to certify that the exchange has been completed.]
Accepted and Agreed on Behalf of Simcere Pharmaceutical Group.

SIGNATURE	TITLE	DATE
/s/ Haibo Qian	Secretary to the Board of Directors	May 6, 2009